

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2020

Paula Ragan, Ph.D.
Chief Executive Officer
X4 Pharmaceuticals, Inc
61 North Beacon Street, 4th Floor
Boston, MA 02134

 Re: X4 Pharmaceuticals, Inc
 Registration Statement on Form S-3
 Filed October 19, 2020
 File No. 333-249544

Dear Dr. Ragan:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Ada D. Sarmento at 202-551-3798 with any questions.

 Sincerely,

 Division of Corporation Finance
 Office of Life Sciences

cc: Daniel I. Goldberg, Esq.